September 15, 2017

Barbara C. Jacobs

Assistant Director

Office of Information Technologies and Services

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	SailPoint Technologies Holdings, Inc.
Draft Registration Statement on Form S-1
Submitted August 11, 2017
CIK No. 0001627857

Ladies and Gentlemen:

Set forth below are the responses of SailPoint Technologies Holdings, Inc. (the “Company,” “we,” “us” or “our”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated September 7, 2017, with respect to the Draft Registration Statement on Form S-1, CIK No. 0001627857, submitted to the Commission on August 11, 2017 (the “Registration Statement”).

Concurrently with the submission of this letter, we are submitting a second confidential filing of the Registration Statement on Form S-1 (“Confidential Filing No. 2”) via EDGAR. For your convenience, we have hand-delivered three copies of this letter as well as three copies of Confidential Filing No. 2 marked to show all revisions made since the initial submission of the Registration Statement. We will also provide certain information responsive to Comments 25 and 26 in a separate letter to the Staff (the “Supplemental Letter”) pursuant to a confidential treatment request.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to Confidential Filing No. 2 unless otherwise specified. Capitalized terms used in this response letter, but not defined herein, have the meanings given to them in Confidential Filing No. 2.

Prospectus Summary

Our Growth Strategy, page 5

1.	Please disclose the size of the large and mid-market enterprise market and the method by which you calculated the size of these markets.

RESPONSE:

We have revised the disclosure on page 5 as requested to identify the size of the large and mid-market enterprise market and the method by which we calculated the size of such markets.

2.	Please tell us why you believe a reference to worldwide spending on all security products is appropriate when it appears that your products represent only one segment of this market.

SailPoint Technologies, Inc.     |     www.sailpoint.com

11305 Four Points Drive, Building 2, Suite 100     |     Austin, Texas 78726     |     T 512.346.2000

Securities and Exchange Commission

September 15, 2017

RESPONSE:

We believe that our reference to the percent of worldwide spending on all security products is appropriate and illustrative of the potential room for our growth because trends relating to demand for our products, which constitute a subset of security products, generally track that of the broader security products market. Although identity management was a separate market a decade ago, the shift in threat vector from a network to a human focus has made identity a category that is now considered as a security solution. For example, according to a January 2017 CIO survey from Piper Jaffray, within the security market, identity and access management has moved up to the #3 priority for CIOs while network firewalls dropped to #6, indicating that identity management is considered a security category by CIOs.

Our Equity Sponsor, page 7

3.	Please revise the statement that Thoma Bravo Funds will be able to strongly influence all matters that require stockholder approval to state that Thoma Bravo Funds will be able to control all matters that require stockholder approval.

RESPONSE:

We have revised the disclosure on page 7 of Confidential Filing No. 2 as requested to indicate that Thoma Bravo will be able to control all matters that require stockholder approval.

Controlled Company Status, page 8

4.	Please disclose the number of independent directors you expect to have upon the closing of this offering.

RESPONSE:

We acknowledge the Staff’s comment and will identify in a subsequent amendment to the Registration Statement the number of independent directors that we expect to have upon the closing of this offering, as the details regarding our post-offering board composition are still being determined.

Key Metrics, page 15

5.	We note that your calculation of unlevered free cash flow (UFCF) includes an adjustment for cash paid for sponsor-related costs. Please explain the nature of this adjustment in greater detail and your basis for excluding these costs in arriving at UFCF.

RESPONSE:

We have revised pages 15, 59 and 64 as requested to disclose that the adjustment for cash paid for sponsor-related costs constitute fees paid to Thoma Bravo pursuant to the Consulting Agreement (which is described in greater detail in “Certain Relationships and Related Party Transactions”). As described therein, because by its terms the Consulting Agreement will terminate upon the consummation of our initial public offering, we believe it is appropriate to exclude these costs in calculating UFCF and that such a presentation of UFCF provides investors with a more meaningful indicator of our liquidity.

Securities and Exchange Commission

September 15, 2017

Market and Industry Data, page 49

6.	We note your statement that some of the information in the prospectus is based on industry publications and reports generated by third parties and that you have not independently verified the third-party data. You are responsible for the entire content of the registration statement and should not include language that can be interpreted as a disclaimer of information you have chosen to include. Please revise.

RESPONSE:

As requested, we have revised the disclosure on page 48 to remove the statement that we have not independently verified third-party data.

Use of Proceeds, page 50

7.	You disclose that you will use the net proceeds from the offering for “general corporate purposes, including working capital, operating expenses and capital expenditures.” Please revise to provide more details regarding what constitutes “general corporate purposes, including working capital, operating expenses and capital expenditures.” In this regard, consider disclosing the amount of proceeds that you plan to use to grow your business. This section does not require disclosure of definitive plans and it is acceptable to provide a quantitative discussion of preliminary plans. Refer to Item 504 of Regulation S-K and Instruction 7 to Item 504. We note on pages 91 and 92 you describe your growth strategy but do not indicate if it will be funded with offering proceeds.

RESPONSE:

We have revised the disclosure on pages 10 and 49 as requested to provide additional details regarding our anticipated use of proceeds, including our plan to use such proceeds to grow our business. As disclosed on page 49, because our expected uses of the net proceeds are based upon our present plans, objectives and business condition, at this time, we cannot predict with certainty all of the particular uses for the net proceeds, and management has not estimated the amount of proceeds, or the range of proceeds, to be used for to grow our business or other general corporate purpose. As such, we have not disclosed the amount of proceeds that we plan to use to grow our business.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 61

8.	Please expand your overview section to provide a balanced, executive-level discussion that identifies the most important themes or other significant matters with which management is concerned primarily in evaluating the company’s financial condition and operating results. This should include, but is not limited to, discussing economic or industry-wide factors relevant to you, and giving insight into material opportunities, challenges and risks, such as those presented by known material trends and uncertainties, on which your executives are most focused for both the short and long term, as well as the actions they are taking to address these opportunities, challenges and risks. See Item 303(a) of Regulation S-K and SEC Release No. 33-8350. For example, consider discussing the trends and uncertainties associated with operating in a market where you are attempting to offer a differentiated product and gain market share from larger competitors and expanding into international markets.

Securities and Exchange Commission

September 15, 2017

RESPONSE:

We have revised our overview section on page 61 to provide the requested discussion.

Key Factors Affecting Our Performance, page 63

9.	For context, please quantify the total number of target customers in your existing markets.

RESPONSE:

We have revised the disclosure on page 62, as well as pages 5 and 94, as requested to provide the total number of target customers in our existing markets.

10.	You disclose that maintaining strong maintenance renewal rates is among the key factors that affect your performance. Please tell us what metrics you use to monitor retention and expansion and revise to disclose such metrics along with comparable prior period amounts. Refer to Section III.B.1 of SEC Release No. 33-8350.

RESPONSE:

To monitor our ability to retain customers, we measure our maintanence renewal rate for our IdentityIQ customers over a 12-month period on a gross retention basis. We have revised page 63 to disclose our use of this renewal rate, how we calculate this renewal rate as well as this renewal rate for the years ended December 31, 2015 and 2016.

Results of Operations, page 68

11.	We note from disclosure on page F-27 that you earned 67% and 70% of your consolidated revenues in fiscal 2015 and fiscal 2016, respectively, from customers located in the United States. In light of the significant portion of revenues earned outside of the United States, as well as your disclosed intent to expand your international operations, please tell us what consideration was given to providing a geographic breakdown of revenues by geographic region in MD&A. Refer to Section III.B.3 of SEC Release No. 33-8350.

RESPONSE:

In fiscal 2015, we did not derive more than 6% of our revenue from any individual country, and in fiscal 2016, we did not derive more than 5% of our revenue from any individual foreign country. We do not expect to derive more than 5% of our revenue from any individual foreign country in 2017. Because revenues attributable to any individual foreign country are not material to our financial position or results of operations, we believe this information is not material to investors and have therefore not provided a geographic breakdown of revenues.

12.	You attribute your change in revenues over the historical periods, among other things, to increases in new customers, increased license sales to existing customers, increased renewals and new cloud-based offering customers. To the extent quantitative information associated with each of these increases is reasonably available, tell us how you considered disclosure quantifying these increases, period over period. It would appear further quantification of these or other factors would promote an understanding of the variability and quality of your earnings and cash flows. Refer to Section III.B.3 of SEC Release No. 33-8350.

Securities and Exchange Commission

September 15, 2017

RESPONSE:

In identifying known material trends and uncertainties, we have attributed our changes in revenue over the historical periods to the following factors, among others: increases in new customers, increased license sales to existing customers, increased renewals and new cloud-based offering customers. Due to the opportunity for a customer over its lifecycle to have purchased new licenses, maintenance renewals and cloud-based offerings, the relative increase in the overall customer base is the most meaningful driver to changes in revenue. As a result, we have disclosed and described the overall increase in customer base for the various periods disclosed. Please see pages 69 and 71. Additionally, because our overall customer base is relatively small (less than 1,000 as compared to our total addressable market, which we believe consists of over 80,000 companies worldwide), we have determined that providing additional information related to the increased license sales to existing customers, increased renewals and new cloud-based offerings would not provide meaningful clarity to changes in revenue and could potentially be misleading. Thus, we have determined the most meaningful attribute to discuss in the narrative relates to the overall increase in our customer base.

Liquidity and Capital Resources, page 74

13.	Please revise to disclose the amount of cash held by foreign subsidiaries and the potential income tax consequences, if any, of repatriating such cash. Refer to Section IV.A and Section IV.B.1 and of SEC Release No. 33-8350.

RESPONSE:

We have revised the disclosure on page 76 as requested to identify the amount of cash held by foreign subsidiaries and the potential income tax consequences of repatriating such cash.

Contractual Obligations, page 78

14.	We note that interest payments are not included in the table because your debt obligation has a floating interest rate. Notwithstanding that you cannot determine future interest rates with accuracy, please revise to disclose an estimate of future interest payments based on current rates. Refer to Section IV.A of SEC Release No. 33-8350 and footnote 46 thereto.

RESPONSE:

We have revised the disclosure on pages 79 and 80 as requested to disclose estimates of future interest payments based on current rates.

15.	While you are not required to include the table required by paragraph (a)(5) of Item 303 of Regulation S-K for interim periods, please disclose material changes such as the June 28, 2017 expanded credit agreement and the Austin, Texas sublease entered into April 20, 2017. See Item 303(B) of Regulation S-K.

RESPONSE:

We have revised the disclosure on page 79 as requested to disclose information regarding material changes since December 31, 2016 to the information provided in the table that sets forth our contractual obligations as of such date, including the sublease entered into on April 20, 2017. Please see footnote (1) to such table. We note that our June 28, 2017 credit facility amendment has already been disclosed in footnote (3) to such table.

Securities and Exchange Commission

September 15, 2017

Critical Accounting Policies and Estimates, page 79

16.	Please revise to disclose your critical accounting policy and estimates for goodwill. To the extent that any reporting unit is at risk of failing step one of the impairment test, disclose the following:

•	The percentage by which fair value exceeded carrying value as of the date of the most recent test;

•	The amount of goodwill allocated to the reporting unit;

•	A description of the methods and key assumptions used and how the key assumptions were determined;

•	A discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and

•	A description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Alternatively, if no reporting unit is at risk of failing step one of the test, please disclose that fact.

RESPONSE:

We have revised the disclosure on page 84 as requested to disclose our critical accounting policy and estimates for goodwill and to disclose that no reporting unit is at risk of failing step one of the impairment test.

Stock-based Compensation, page 81

17.	For stock options and other equity instruments awarded during the twelve months prior to the date of the most recent balance sheet included in the filing tell us:

•	The grant date;

•	The number of options or shares granted;

•	The exercise price;

•	The fair value of the underlying common stock; and

•	Whether the valuation used to determine the fair value of the common stock was contemporaneous or retrospective.

Securities and Exchange Commission

September 15, 2017

RESPONSE:

The table below sets forth the requested information with respect to stock options and other equity instruments awarded during the twelve months prior to June 30, 2017 (the date of the most recent balance sheet included in Confidential Filing No. 2). The valuations used to determine the fair value of the common stock for all such awards were contemporaneous.

Grant Date	# of Options Granted	Exercise Price	Cumulative Fair value of Underlying Common Stock (# of Options Granted * Exercise price)
7/26/2016	30,500	$1.84215	$56,185.58
8/26/2016	49,000	$1.84215	$90,265.35
9/23/2016	43,000	$1.84215	$79,212.45
10/25/2016	81,500	$2.22493	$181,331.80
11/30/2016	51,000	$2.22493	$113,471.43
12/22/2016	43,745	$2.22493	$97,329.56
2/2/2017	87,500	$3.16608	$277,032.00
3/24/2017	237,000	$3.16608	$750,360.96
4/25/2017	48,500	$3.73597	$181,194.55
5/26/2017	82,000	$3.73597	$306,349.54

Unaudited Consolidated Financial Statements as of March 31, 2017 and for the three months ended March 31, 2016 and 2017

Notes to Consolidated Financial Statements

18.	For any stock options or other share-based awards granted subsequent to the most recent balance sheet date, please revise to disclose the expected impact that the additional awards will have on stock-based compensation expense in future periods. Refer to ASC 855-10-50-2(b).

RESPONSE:

We have not granted any stock options or other share-based awards since May 2017. As our most recent balance sheet date is June 30, 2017, no disclosure is required to reflect the expected impact of any awards that have been granted after the most recent balance sheet date.

Audited Consolidated Financial Statements as of December 31, 2016 and for the years ended December 31, 2015 and 2016

Consolidated Statements of Operations, page F-23

19.	We note that you paid a cash dividend of $50.4 million on June 27, 2017. Please confirm that you will give effect to the number of shares whose proceeds were used to pay the dividend in your computation of pro forma earnings per share. Refer to SAB Topic 1.B.3.

Securities and Exchange Commission

September 15, 2017

RESPONSE:

We acknowledge the Staff’s comment and confirm that the computation of pro forma earnings per share will give effect to the number of shares whose proceeds will be used to indirectly pay the $50.4 cash dividend paid to the holders of our preferred stock on June 27, 2017. Please see page F-52.

Notes to Consolidated Financial Statements

Note 6. Intangible Assets, page F-38

20.	We note your use of a 15 year weighted average life for your customer lists. Please tell us the basis for this assumption in view of historical renewal rates or other data you relied upon in making this determination.

RESPONSE:

In determining the weighted average life for our customer lists, we considered the following factors:

a.	We have historically been able to develop meaningful relationships with many of our clients. The majority of customers purchase and renew maintenance contracts that result in continued business with us, and licensees often expand their relationship with us by purchasing additional identities or new product offerings.

b.	SaaS products provide a recurring licensing model in which clients have the opportunity to renew (or not) their contracts with us at the end of the contract term. Accordingly, our customer relationships are integral to our potential to earn future revenue. Because there are specific earnings streams that can be associated exclusively with customer relationships, we determined the Multi-Period Excess Earnings Method (MPEEM), a form of the Income Approach, as the most appropriate valuation methodology to apply. Based thereon, we estimate the fair value of our customer relationships to be $42.5 million.

Based on historical attrition for our license customers and subscription customers, we believe our customer lists are expected to make contributions to our future cash flows over a period of 15 years and therefore made the determination to use 15 years as the weighted average life for our customer lists.

Note 10. Redeemable Convertible Preferred Stock, page F-41

21.	We note that the carrying amounts of your redeemable convertible preferred stock in your financial statements do not reflect the accumulation of dividends or the accretion of the redemption amount. Please tell us how you are accounting for your redeemable preferred stock, related dividends and redemption accretion including your consideration of the guidance in SAB Topic 3.C and paragraph 15 of ASC 480-10-S99-3A. Additionally, revise your footnote to include the disclosures required under paragraph 24 of ASC 480-10-S99-3A.

RESPONSE:

We account for and report our redeemable convertible preferred stock (our “preferred stock”) as mezzanine equity, and the related dividend and redemption accretion as a liquidation preference not recorded in our financial statements but instead disclosed in the notes thereto.

Securities and Exchange Commission

September 15, 2017

In determining whether our preferred stock meets the definition of a liability, we considered the existence of mandatory redemption features. Pursuant to Accounting Standards Codification (“ASC”) 480-10-20, to qualify as a liability, the mandatory redemption feature must be “certain to occur.” Because our preferred stock’s mandatory redemption feature is contingent upon an initial public offering with gross proceeds of less than $50 million or the occurrence of a Fundamental Change (as defined in our charter and as described on page F-14 and F-42), neither of which are deemed certain to occur under GAAP, our preferred stock does not meet the definition of liability. We also note that redemption upon liquidation of the entity is specifically excluded from the definition of a liability (see ASC 480-10-25-4) and that there is no requirement to repurchase our preferred stock upon a fixed date or occurrence of an event that is certain to occur.

Because our preferred stock is not mandatorily redeemable, we next considered ASC 480-10-S99, which requires that preferred stock that meets one or more of the following redemption characteristics be classified as “mezzanine equity”:

•	Redeemable at a fixed or determinable price on a fixed or determinable date;

•	Redeemable at the option of the shareholder; and

•	Redeemable upon the occurrence of an event that is not solely within the control of the reporting entity.

Our preferred stock is redeemable at the preferred stockholders’ option in connection with (i) an initial public offering with gross proceeds of less than $50 million or (ii) a Fundamental Change and thus meets the second characteristic listed above. In addition, our preferred stock meets the third characteristic listed above. Redemption of our preferred stock is contingent upon one or more of two potential events occurring, neither of which is solely within our control: (i) an initial public offering with gross proceeds of less than $50 million or (ii) a Fundamental Change.

As to the dividends on our preferred stock, pursuant to our charter, such dividends are cumulative and only payable upon liquidation, conversion or redemption of our preferred stock or when declared. Under GAAP, such cumulative dividends must be payable for a liability to exist—that is, the dividend must have been declared or be contractually payable (on a determinable date) for liability treatment of the cumulative dividend to be appropriate. Accordingly, the dividend that accrues on our preferred stock is accounted as a liquidation preference, but does not meet the requirements to be considered a liability. With the exception of the $50.4 million dividend that was declared and paid in June 2017 (which represented payment of all accrued dividends on our preferred stock through December 15, 2016), we have not declared any dividends and have no legal obligation to pay any dividends.

Lastly, the guidance in paragraph 15 of ASC 480-10-S99-3A requires subsequent remeasurement of a mezzanine equity-classified instrument to its redemption value if the instrument is either (i) currently redeemable or (ii) probable of becoming currently redeemable. As noted above, our preferred stock is redeemable at the holder’s option upon an initial public offering with gross proceeds of less than $50 million or a Fundamental Change. As of the reporting date, our preferred stock was neither currently redeemable nor probable of becoming currently redeemable, and therefore, the cumulative unpaid dividend portion of the redemption price has not been included in the carrying amount of our preferred stock within mezzanine equity.

Securities and Exchange Commission

September 15, 2017

22.	We note that upon redemption, the holders of your preferred stock are entitled to receive an amount equal to the liquidation value. Please tell us and revise to disclose what comprises the liquidation value and conditions for redemption, including whether the preferred stock is mandatorily or conditionally redeemable.

RESPONSE:

We have revised the disclosure on pages F-14, F-41 and F-42 as requested to disclose our preferred stock’s liquidation value and the conditions for redemption as well as to disclose that the preferred stock is conditionally redeemable.

Note 11. Stock Option Plan and Stock-Based Compensation, page F-42

23.	We note that the weighted average exercise price per share for options granted decreased from $2.38 in 2015 to $1.69 in 2016, and then increased to $3.17 in the first quarter of 2017. Please confirm that the options granted have an exercise price per share not less than the per share value of the underlying common stock and tell us the reason(s) for the 29% decrease in the fair value of your common stock from 2015 to 2016, as well as the 88% increase from 2016 to the first quarter of 2017.

RESPONSE:

We confirm that the options granted by the Company have had an exercise price per share not less than the per share value of the underlying common stock. Since being acquired by Thoma Bravo in 2014, the Company has granted options with an exercise price equal to the fair value of the Company’s common stock as determined by the Company’s Board of Directors (the “Board”), taking into account all relevant factors, including, but not limited to, the Company’s financial condition, the present value of expected future cash flows, the market value of stock or equity interests of comparable companies within the knowledge of the Board, the stage of development of the Company’s technology, anticipated expenditures, financing requirements and prospects, current and potential business relationships, competitive developments and related matters, and the lack of a public market or other available market to provide liquidity to holders of the Company’s common stock. A central piece of this valuation analysis is a consistently prepared common stock valuation methodology utilizing a guideline company method. For this method, the Board selected a guideline company group consisting of publicly traded companies the Board considered to be comparable to the Company. The guideline company group is regularly evaluated to ensure the group of companies continues to be comparable to the Company. At least annually, the Company calculated the trading multiples for each of the guideline companies by dividing the publicly reported enterprise value (“EV”) of each guideline company by the amount of their reported trailing 12 months revenue (“TTM”). The mean EV/TTM multiple for the guideline company group is then applied to the Company’s TTM revenue to calculate the Company’s EV, which is then adjusted to account for the liquidation value and accumulated but unpaid dividends of the outstanding preferred stock, total debt outstanding, and end of period cash balance in order to calculate the fair value of the Company’s common stock. In addition, the Board has, through the first quarter of 2017, consistently applied a discount of 10%, to account for the lack of a public market or other available market to provide liquidity to holders of the Company’s common stock. At each Board meeting at which options were granted, the Board determined the fair value of the Company’s common stock as described above and granted options with an exercise price equal to the current fair value determination.

Securities and Exchange Commission

September 15, 2017

The weighted average exercise price per share for our options decreased from 2015 to 2016 primarily as a result of a decrease in the fair value of our common stock resulting from a 20% reduction in the EV/TTM multiples of the guideline company group. The increase in weighted average exercise price per share for our options from 2016 to the first quarter of 2017 was primarily driven by an increase in the fair value of our common stock resulting from an increase in our revenues during the TTM evaluation period. For more information about the historical changes in the exercise prices of our stock options, please see our response to comment number 17 above.

It should be noted that the Company has a significant amount of debt in its capital structure as a result of the 2014 acquisition by Thoma Bravo. At inception, the Company’s EV barely exceeded the obligations to debt and non-convertible preferred stock. As a result of this leverage, small changes in EV have a substantial impact on the value per common share.

Note 14. Income Taxes, page F-47

24.	Please tell us what consideration was given to disclosing the amount of undistributed earnings of your foreign subsidiaries, if any, as well as the unrecognized deferred tax liability associated with such undistributed earnings. Refer to ASC 740-30-50-2.

RESPONSE:

In making our determination not to disclose the amount of undistributed earnings of our foreign subsidiaries, we considered the fact that the majority of the earnings of our foreign subsidiaries have been taxed in the United States because we do not consider the earnings of our foreign subsidiaries as permanently reinvested. Due to our intercompany cash flows, we have applied Section 956 of the Internal Revenue Code consistently. As of December 31, 2016, only $229,722 of our foreign subsidiaries’ earnings remained untaxed in the United States, and a deferred tax liability has been recorded with respect to such earnings. All other foreign subsidiary earnings represented income previously taxed in the United States. Accordingly, as of December 31, 2016, there was no unrecognized deferred tax liability associated with undistributed foreign subsidiary earnings, and there would be no material income tax consequences to repatriating the undistributed earnings of our foreign subsidiaries.

General

25.	Please provide support for the following assertions in your prospectus:

•	SailPoint is the leading provider of enterprise identity governance solutions (pages 1, 61 and 85);

•	SailPoint pioneered identity governance (pages 5, 61 and 90);

•	SailPoint has a reputation as a technology leader and innovator in identity governance (pages 6 and 92);

•	is broadly recognized as a thought leader (page 83);

•	IdentityIQ is the best fit for large complex enterprises (page 90); and

•	IdentityNow is the best fit for mid-market companies (page 90).

Securities and Exchange Commission

September 15, 2017

RESPONSE:

We will provide to the Staff in the Supplemental Letter support for each of the assertions in our prospectus listed above. In addition, we advise the Staff that we have revised the disclosures on pages 4, 60 and 93 to provide additional support for the second assertion above.

26.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

RESPONSE:

We will provide to the Staff in the Supplemental Letter a copy of the presentations used during certain “testing-the-waters” meetings and undertake to provide to the Staff a copy of any different presentations used in future “testing-the-waters” meetings.

27.	Please supplementally provide us with copies of any graphical materials or artwork you intend to use in your prospectus. Upon review of such materials, we may have further comments. For guidance, refer to Question 101.02 of our Securities Act Forms Compliance and Disclosure Interpretations.

RESPONSE:

We have included proposed graphics and artwork in Confidential Filing No. 2.

*        *        *         *        *

Securities and Exchange Commission

September 15, 2017

Should you have any questions with respect to the foregoing or if any additional supplemental information is required, please contact Lanchi Huynh of Vinson & Elkins L.L.P. at (214) 220-7882.

Very truly yours,

SAILPOINT TECHNOLOGIES HOLDINGS, INC.

By:	/s/ Christopher Schmitt
Name:	Christopher Schmitt
Title:	Senior Vice President and General Counsel

Enclosures

cc:	Mark McClain, Chief Executive Officer, SailPoint Technologies Holdings, Inc.

Paul R. Tobias, Vinson & Elkins L.L.P.

J. Wesley Jones, Vinson & Elkins L.L.P.

Lanchi Huynh, Vinson & Elkins L.L.P.

Kenneth J. Gordon, Goodwin Procter LLP

Joseph C. Theis, Goodwin Procter LLP